SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Invivo Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

461 858 102
(CUSIP Number of Class of Securities)

John F. Glenn
Vice President, Finance
Invivo Corporation
4900 Hopyard Road, #210
Pleasanton, California 94588
(925) 468-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable.*	Not applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Item 12. Exhibit.
Exhibit 99.(a)(5)(A)

SCHEDULE TO

     This tender offer statement on Schedule TO is filed by Invivo Corporation, a Delaware corporation, and relates to preliminary communications regarding its planned offer to purchase 650,000 shares of its common stock, par value $0.01 per share, at a price per share of $15.00, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934.

     THE SOLICITATION AND THE OFFER TO BUY INVIVO’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS, WHICH INVIVO EXPECTS TO DISTRIBUTE TO ITS STOCKHOLDERS ON JANUARY 13, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE SCHEDULE TO, OFFER TO PURCHASE AND OTHER FILED DOCUMENTS WITHOUT CHARGE AT THE U.S. SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

Item 12. Exhibit.

(a)(5)(A)	Press release, dated January 7, 2003, issued by Invivo Corporation.